Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-91954

Prospectus Supplement to Prospectus dated July 23, 2002.

$250,000,000

StanCorp Financial Group, Inc.

6.875% Senior Notes due 2012

StanCorp will pay interest on the Notes on April 1 and October 1 of each year. The first such payment will be made on April 1, 2003. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

StanCorp may redeem the Notes in whole at any time or in part from time to time at the redemption prices set forth in this prospectus.

See “ Risk Factors” beginning on page S-5 to read about certain factors you should consider before buying Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	99.449%	$248,622,500
Underwriting discount	0.650%	$1,625,000
Proceeds, before expenses, to StanCorp	98.799%	$246,997,500

The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from September 25, 2002 and must be paid by the purchaser if the Notes are delivered after September 25, 2002.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on September 25, 2002.

Goldman, Sachs & Co.
Credit Suisse First Boston
Merrill Lynch & Co.
U.S. Bancorp Piper Jaffray

Prospectus Supplement dated September 20, 2002.

WHERE YOU CAN FIND MORE INFORMATION

As used in this prospectus supplement, the terms “StanCorp,” “the Company,” “we,” “us” and “our” refer to StanCorp Financial Group, Inc. and its subsidiaries, unless the context otherwise requires.

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You can read and copy our reports, proxy statements and other information at the SEC’s public reference facilities at Judiciary Plaza, 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference facilities.

We also file documents electronically with the SEC. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this Web site is http://www.sec.gov. You may also inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to incorporate by reference information contained in other documents filed with the SEC. This permits us to disclose information to you by referencing these filed documents. Information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede prior filings. We incorporate the following documents by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2001;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

•	our Current Reports on Form 8-K filed on June 11, 2002 and August 13, 2002;

•	our Proxy Statement, dated March 29, 2002; and

•
our future filings under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 that are made with the SEC prior to the termination of this offering, as of the date of the filing of each such document.

We will furnish without charge to each person (including any beneficial owner) to whom a prospectus supplement is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be directed to:

StanCorp Financial Group, Inc.
Attention: Investor Relations
1100 SW Sixth Avenue
Portland, Oregon 97204
Telephone: (503) 321-7097

To ensure timely delivery of these materials, you should make any request no later than five business days prior to the date on which you intend to invest in the Notes offered under this prospectus supplement. We will mail the materials to you by first class mail, or another equally prompt means, within one business day after we receive your request.

This prospectus supplement updates the accompanying prospectus dated July 23, 2002, which is part of a registration statement on Form S-3 (file no. 333-91954) that we filed with the SEC. As permitted by SEC rules, neither this prospectus supplement nor the accompanying prospectus that it updates contains all the information contained in that registration statement and its accompanying exhibits and schedules, which we also filed with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about StanCorp. The registration statement, exhibits and schedules are available at the SEC’s public reference rooms or through its EDGAR database on the Internet.

THE COMPANY

Overview

StanCorp Financial Group, Inc., through its subsidiaries, is a leading provider of group life and disability insurance products. We also offer group dental insurance, disability insurance and retirement products for individuals, as well as retirement plan products for employers. We were incorporated as a parent holding company in 1998 and completed our initial public offering of our common stock on April 21, 1999. We conduct business through our subsidiaries, including Standard Insurance Company (“Standard”), The Standard Life Insurance Company of New York, StanCorp Mortgage Investors, LLC (“StanCorp Mortgage Investors”), and StanCorp Investment Advisers, Inc.

Our largest subsidiary, Standard, underwrites group and individual disability insurance and annuity products, and group life and dental insurance. Founded in 1906, Standard is domiciled in Oregon and licensed in 49 states, the District of Columbia and the U.S. Territory of Guam, and is an admitted reinsurer in New York.

The Standard Life Insurance Company of New York was organized in 2000, and is licensed to provide long term and short term disability, life, and accidental death and dismemberment insurance for groups in New York.

StanCorp Mortgage Investors originates, underwrites and services small commercial mortgage loans for the investment portfolios of our insurance subsidiaries. It also generates fee income from the origination and servicing of commercial mortgage loans sold to institutional investors. As of June 30, 2002, StanCorp Mortgage Investors was servicing $2.08 billion in commercial mortgage loans for subsidiaries of StanCorp and $504.4 million in commercial mortgage loans for other institutional investors.

StanCorp Investment Advisers, Inc. is an SEC registered investment adviser providing performance analysis, fund selection support and model portfolios to our retirement plan clients.

Business Segments

We operate through three segments: Employee Benefits—Insurance; Individual Insurance; and Retirement Plans. The following table sets forth revenue distribution for our segments for the years ended December 31:

	2001		2000		1999
	(Dollars in millions)
Employee Benefits-Insurance Segment	$1,319.3	83.2%	$1,142.2	78.1%	$1,007.0	77.5%
Individual Insurance Segment	181.5	11.5	228.6	15.6	209.0	16.1
Retirement Plans Segment	73.2	4.6	74.0	5.1	66.5	5.1
Other	11.4	0.7	17.9	1.2	16.8	1.3

Total	$1,585.4	100.0%	$1,462.7	100.0%	$1,299.3	100.0%

Employee Benefits—Insurance.    The Employee Benefits—Insurance segment contributed approximately 92% of our premiums in 2001. Through this segment, we are a leading provider of group life and long and short term disability insurance products, serving more than 32,000 employer groups covering more than 5.6 million employees as of June 30, 2002. This segment’s products are designed for groups ranging in size from two to over 150,000 individuals. This segment also offers group dental insurance and accidental death and dismemberment insurance.

The following table sets forth premium distribution for the Employee Benefits—Insurance segment for the years ended December 31:

	2001		2000		1999
	(Dollars in millions)
Group Life & Accidental Death & Dismemberment Insurance	$428.4	37.9%	$362.5	37.2%	$314.2	36.7%
Group Long-Term Disability Insurance	514.0	45.5	456.2	46.9	398.8	46.6
Group Short-Term Disability Insurance	123.7	11.0	100.5	10.3	81.5	9.5
Dental and Other	79.4	7.0	77.2	7.9	78.1	9.1
Experience Rated Refunds	(16.0)	(1.4)	(22.9)	(2.3)	(17.0)	(1.9)

Total	$1,129.5	100.0%	$973.5	100.0%	$855.6	100.0%

The Employee Benefits—Insurance segment attempts to diversify risk by geography, industry, occupation, customer size and salary range. Premium distribution among industries was as follows for 2001: public 24%; service 16%; professional 13%; manufacturing 13%; financial institutions 8%; schools 7%; and other 19%. Premium distribution by customer size and salary range for 2001 was as follows:

Customer Size (Employees)		Salary Range
1-99	21%	Less than $30 thousand	22%
100-999	24	$30-60 thousand	30
1,000-7,499	28	$60-120 thousand	23
7,500+	27	Over $120 thousand	25

Total	100%	Total	100%

Geographic distribution of new premium sales in the Employee Benefits—Insurance segment from the Western, Central and Eastern regions of the United States was 29%, 29% and 42%, respectively, during 2001.

We market our products through 151 employee sales representatives and managers. The sales representatives are compensated through salary and incentive compensation programs and are located in 40 field offices in principal cities throughout the United States. The field offices also provide underwriting, sales support and service through a field administrative staff of 230 employees.

On May 29, 2002, we announced that Standard had signed a definitive agreement to acquire, through a reinsurance transaction, the group disability and group life insurance business of Teachers Insurance and Annuity Association. Assuming completion of the transaction, we would have been the 3rd largest provider of group long term disability insurance and the 8th largest provider of group life insurance in 2001, according to premium statistics provided by LIMRA International.

Individual Insurance.    Our Individual Insurance segment sells disability insurance, including disability income, business overhead expense coverage and business equity protection, as well as fixed rate annuities to individuals. Disability income insurance pays benefits to replace lost income when the insured is disabled. Business overhead expense insurance reimburses a business for covered expenses when the insured is disabled. Business equity protection provides funds for the purchase, by other owners or partners, of the insured’s ownership interest in a business in the event of a total disability.

We recently completed two individual insurance transactions, one in late 2000 and the other in early 2001. The transactions involved selling our individual life insurance product line, for which we did not possess economies of scale, and acquiring a substantial block of individual disability insurance business from Minnesota Life, which we believe has higher growth potential and for which we possess economies of scale, market differentiation and expertise. Accompanying this transaction was an agreement that provides access to Minnesota Life agents who now market our individual disability insurance products.

We distribute individual disability insurance products through licensed general agents and brokers. Fixed rate annuities are distributed through managing general agents and financial institutions.

Retirement Plans.    We offer full-service 401(k), defined benefit, money purchase, profit sharing and deferred compensation plan products and services to private and public employers. We market retirement plan products and services to small and medium sized employers, primarily with 50 or more employees, through brokers, employee benefit consultants, and other distributors served by our regional retirement plans sales offices. Most sales of our retirement plan products include both financial services and record-keeping arrangements, although either financial services or record-keeping may be provided on a stand-alone basis.

The primary sources of revenue for the Retirement Plans segment include plan administration fees, fees on separate account assets under management and investment return on general account assets under management. In addition, premiums and policyholder benefits reflect the periodic conversion of 401(k) plan assets into life contingent annuities.

For additional information concerning our business and affairs, including our capital requirements and external financing plans, pending legal and regulatory proceedings, and descriptions of certain laws and regulations to which we are subject, prospective purchasers should refer to the documents incorporated by reference that are listed under the caption “Where You Can Find More Information.”

Our principal executive offices are located at 1100 SW Sixth Avenue, Portland, Oregon, and our telephone number is (503) 321-7000.

RISK FACTORS

In considering whether to purchase Notes, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below, as well as the factors listed in “Forward-Looking Statements.”

Risks Related to Our Business

Our reserves for future policy benefits and claims may prove inadequate

We face the risk that our reserves for future policy benefits and claims will prove inadequate. For all of our product lines, we establish and carry as a liability actuarially determined reserves that are calculated to meet our obligations for future policy benefits and claims. These reserves do not represent an exact calculation of our future benefit liabilities, but are instead estimates based on assumptions concerning a number of factors, including:

•	the amount of premiums that we will receive in the future;

•	the rate of return on assets we purchase with premiums received;

•	expected claims;

•	expenses; and

•	persistency, which is the measurement of the percentage of policies remaining in force from year to year.

In particular, our long term disability reserves are sensitive to assumptions regarding the following factors:

•	claim incidence rates;

•	claim termination rates;

•	market interest rates used to discount reserves;

•	age and gender of the claimant;

•	time elapsed since disablement;

•	contract provisions and limitations; and

•	the amount of the monthly benefit paid to insured (less deductible income, such as Social Security payments made to the insured).

Several of these factors can be materially affected by changes in the national or regional economy, changes in social perceptions about work ethics, emerging medical perceptions regarding physiological or psychological causes of disability, emerging or changing health issues and changes in industry regulation.

We cannot assure you that our reserves will be sufficient to fund our future benefit liabilities in all circumstances. Future losses could require us to increase our reserves, which may have a material adverse effect on our results of operations and financial condition.

Disability claims experience may fluctuate from time to time

Our long term disability products provide coverage for claims incurred during the policy period. Generally, group policies offer rate guarantees for periods from one to three years. While we can prospectively re-price and re-underwrite coverages at the end of these guarantee periods, we must pay benefits with respect to claims incurred during these periods without being able to increase guaranteed premium rates during these periods. Historically, the duration of approximately 50% of all claims filed under our long term disability policies is 24 months or less. However, claims caused by more severe disabling conditions may be paid over much longer periods, including, in some cases, up to normal retirement age. Longer duration claims expose us to the possibility that we may pay benefits materially in excess of the amount that we anticipated when the policy was underwritten. The profitability of our long term disability products is thus subject to volatility resulting from the difference between our actual claims experience and our assumptions at the time of underwriting and from changes in economic conditions, changes in regulation and changes in market interest rates. If actual claims experience is inconsistent with these assumptions, we could be required to increase our reserves, which may have a material adverse effect on our results of operations and financial condition.

Catastrophic losses from terrorism or other factors could have an adverse affect on us

Claims arising out of catastrophes are unpredictable. In addition to product-specific reinsurance arrangements, we have maintained reinsurance coverage in the past for certain catastrophe losses. Subsequent to the terrorist events of September 11, 2001, the availability of reinsurance for catastrophe coverage became less certain and more expensive. Accordingly, we entered into a catastrophe reinsurance pool with other insurance companies. This pool spreads catastrophe losses on group life and accidental death and dismemberment over approximately 50 participating members of the pool. The reinsurance pool exposes us to potential losses experienced by other participating members of the pool. However, our catastrophe reinsurance coverage has been increased from $50 million to approximately $250 million per event. An occurrence of a significant catastrophic event, or a change in the nature and availability of reinsurance and catastrophe reinsurance, could have a material adverse effect on our results of operations and financial condition.

Our profitability may be adversely affected by changes in interest rates

Changes in interest rates can significantly affect our profitability. In periods of increasing interest rates, withdrawals of annuity contracts may increase as policyholders seek to invest in investments with higher perceived returns. This process, referred to as disintermediation, may lead to cash outflows. These outflows may require investment assets to be sold at a time when the prices of those assets are adversely affected by the increase in interest rates, which may result in realized investment losses. A significant portion of our investment portfolio consists of mortgage loans, which are relatively illiquid, thus increasing our liquidity risk in the event of disintermediation during a period of rising interest rates. Conversely, during periods of declining interest rates, annuity products may be relatively more attractive investments, resulting in increases in the percentage of policies remaining in force from year to year during a period when our new investments carry lower returns. During these periods, lower returns on our investments could prove inadequate for us to meet contractually guaranteed minimum payments to holders of our annuity products. In addition, mortgages and bonds in our investment portfolio are more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates, and we may be required to reinvest those funds in lower interest-bearing investments. Accordingly, during periods of declining interest rates, our profitability may be adversely affected as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.

We employ asset/liability matching strategies to reduce the adverse effects of interest rate volatility. These strategies include:

•
product design, such as the use of surrender charges when an annuity is surrendered for its cash value prior to the end of a set period, or market value adjustment features in certain fixed annuity products that adjust the surrender value of a contract to account for changes in the interest rate environment in the event of surrender prior to the end of the contract period;

•	asset/liability duration matching;

•	structuring the bond and mortgage portfolio to limit the effects of prepayments; and

•	consistent monitoring of the pricing of our products, including periodic changes in interest crediting rates on certain annuity products.

However, these strategies may fail to eliminate or reduce the adverse effects of interest rate volatility, which could have a material adverse effect on our results of operations and financial condition.

Acquisitions subject us to a number of financial and operational risks

On May 29, 2002, we signed a definitive agreement to acquire, through a reinsurance transaction, the group disability and group life insurance business of Teachers Insurance and Annuity Association (“TIAA”), subject to various conditions. See “Use of Proceeds.” This block of business includes approximately 1,800 group insurance contracts, representing 650,000 insured lives, and generated about $180 million in annualized in force premiums in 2001. In addition to the TIAA transaction, we may, from time to time, make other acquisitions of complementary businesses to enable us to add products and services and to expand our businesses geographically. However, implementation of an acquisition strategy entails a number of risks, including:

•	inaccurate assessment of undisclosed liabilities;

•	potential loss of key customers of the acquired businesses;

•	difficulties assimilating the operations and products of an acquired business;

•	difficulties in realizing projected efficiencies, synergies and cost savings; and

•	increase in our indebtedness and a limitation in our ability to access additional capital when needed.

Our failure to adequately address these acquisition risks may materially adversely affect our results of operations and financial condition.

Our investment portfolio is subject to risks of market value fluctuations, defaults, delinquencies and illiquidity

Our general account investments consist primarily of fixed maturity securities, commercial mortgage loans and real estate. The market values of our investments vary with changing economic and market conditions and interest rates. If interest rates decline, we generally achieve a lower overall rate of return on our investment portfolio. In addition, we may, for various reasons, sell certain investments at prices that are less than their carrying value.

Defaults on our fixed maturity securities portfolio may adversely affect our profitability. We are subject to the risk that the issuers of the fixed maturity securities we own will default on principal and interest repayments. Our fixed maturity securities of $3.18 billion represented 59.6% of our total general account invested assets at June 30, 2002. Although approximately 97% of our fixed maturity securities are investment-grade and we believe that we maintain prudent issuer diversification, a major economic downturn or company-specific issues could result in issuer defaults. The market values of our investments vary with changing economic and market conditions and interest rates. We record impairments of our investments when it is determined that the decline in fair value of an investment below its amortized cost basis is other than temporary. We reflect impairment charges in net capital gains or losses and permanently adjust the cost basis of the investment to reflect the impairment. We recorded after-tax capital losses of $13.5 million for the quarter ended June 30, 2002, primarily due to the previously announced write-down of WorldCom bonds. In addition, we hold a total of $19.3 million in Qwest Communications’ bonds, of which $4.0 million were issued by operating subsidiaries. The June 30, 2002 book values of investments in bonds issued by the holding companies of Nortel Networks Corporation, The Williams Companies, Inc., and Dynegy were $8.5 million, $3.1 million, and $3.0 million, respectively. Impairments of our investment portfolio may harm our financial strength and adversely affect earnings in current and future periods.

Delinquencies and defaults on commercial mortgage loans may also adversely affect our profitability. Our commercial mortgage loans face both delinquency and default risk. Commercial mortgage loans of $2.08 billion represented 39.0% of our general account invested assets at June 30, 2002. The delinquency rate of our commercial mortgage loan portfolio has been lower than the industry averages for the past fifteen years. At June 30, 2002, loans that were either delinquent or in process of foreclosure totaled 0.02% of our commercial mortgage loan portfolio, compared to the industry average of 0.22% as reported by the American Council of Life Insurance at March 31, 2002. The performance of our commercial mortgage loan portfolio, however, may fluctuate in the future. Should the delinquency rate of our commercial mortgage loan portfolio increase, such an increase in delinquencies could have a material adverse effect on our results of operations and financial condition.

Our commercial mortgage loans are relatively illiquid. We may have difficulty selling these investments at attractive prices, in a timely manner, or both if we require significant amounts of cash at short notice.

The concentration of our investments in California may subject us to economic downturns in that state

Our commercial mortgage loans are concentrated in the western region of the U.S., particularly in California, which accounted for 40.6% of our commercial mortgage portfolio at June 30, 2002. Due to this concentration, we are exposed to potential losses resulting from the risk of an economic downturn in California as well as to certain catastrophes, such as earthquakes, that may affect the region. Although we diversify our commercial mortgage loan portfolio within California by both location and type of property in an effort to reduce earthquake exposure, such diversification may not eliminate the risk of such losses. We do not require earthquake insurance for properties on which we make commercial mortgage loans, but we do consider the potential for earthquake loss based upon seismic surveys and structural information specific to each property when new loans are underwritten. To date, the delinquency rate of our California-based commercial mortgage loans has been substantially below the industry average and consistent with our experience in other states. However, if economic conditions in California worsen, we may experience a higher delinquency rate on the portion of our commercial mortgage loan portfolio located in California in the future, which may have a material adverse effect on our results of operations and financial condition.

Our business is subject to significant competition

Each of our business segments faces competition from other insurers and financial services companies, such as banks, broker-dealers, mutual funds, and managed care providers for employer groups, individual consumers and, distributors. Since many of our competitors have greater financial resources, offer a broader array of products and, with respect to other insurers, may have higher claims paying ability ratings than we do, the possibility exists that any one of our business segments could be adversely affected which, in turn, could have a material adverse effect on our results of operations and financial condition.

The long term disability market is competitive both in terms of product pricing and product features. Because many of our major competitors have access to greater financial resources, we could be at a competitive disadvantage with regard to product pricing and the introduction of alternative product features that require significant financial backing. There is also competition in the long term disability market for qualified sales distributors. As a result, we may have difficulty in attracting and retaining a productive Employee Benefits field force. While we believe that we are in a position to expand our long term disability line of business, our ability to do so may be materially adversely affected by our better-financed competitors. Additionally, most of our group insurance coverage is underwritten yearly, and group purchasers may be able to obtain more favorable terms from competitors rather than renewing coverage with us.

Our ability to sell our individual disability and annuity products could be materially adversely affected by our dependence on distributors and the highly competitive nature of these product lines. Our individual insurance segment competes with many larger competitors with brand name recognition, economies of scale and greater financial resources.

Similarly, our ability to market our 401(k) and other retirement products could be materially adversely affected by the competitive nature of the retirement plans market. While our retirement plans segment is growing, we have not yet achieved the size necessary to realize the economies of scale we believe are enjoyed by our competitors in the life insurance industry. Additionally, our retirement plans segment faces competition not only from other insurance companies, but also from other financial institutions such as banks, mutual funds, other asset managers and broker-dealers. Many of these competitors are better known, have access to greater financial resources and offer a broader array of investment products.

A downgrade in our financial strength ratings may negatively affect our business

Financial strength ratings, which rate our claims paying ability, are an important factor in establishing the competitive position of insurance companies. Ratings are important to maintaining public confidence in our company and in our ability to market our products. Rating organizations continually review the financial performance and condition of insurance companies, including our company. Standard currently has ratings of A+(Strong) from Standard & Poor’s, A1(Good) from Moody’s Investors Service, Inc., A(Excellent) from A.M. Best Company, Inc. and AA-(Very High Claims Paying Ability) from Fitch IBCA. A ratings downgrade could increase our surrender levels and adversely affect our ability to market our products and thereby have a material adverse effect on our results of operations and financial condition.

Our profitability may be affected by changes in state and federal regulation

Our business is subject to comprehensive state regulation and supervision throughout the United States. While we cannot predict the impact of potential or future state or federal legislation or regulation on our business, future laws and regulations, or the interpretation thereof, may materially adversely affect our results of operations and financial condition.

The primary purpose of comprehensive state regulation of the insurance industry is to protect policyholders. To that end, the laws of the various states establish insurance departments with broad powers with respect to such things as:

•	licensing companies to transact business;

•	licensing agents;

•	admitting statutory assets;

•	mandating certain insurance benefits;

•	regulating premium rates;

•	approving policy forms;

•	regulating unfair trade and claims practices;

•	establishing reserve requirements and solvency standards;

•	restricting certain transactions between affiliates; and

•	regulating the type, amounts and valuation of investments.

State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations and may impose changes in the future.

The United States federal government currently does not directly regulate the insurance industry. Federal legislation and administrative policies in certain areas can, however, significantly and adversely affect the insurance industry generally and us in particular. These areas include pension and employee welfare benefit plan regulation, financial services regulation, privacy legislation and federal taxation. For example, Congress has, from time to time, considered legislation relating to changes in the Employee Retirement Income Security Act of 1974 to permit application of state law remedies, such as consequential and punitive damages, in lawsuits for wrongful denial of benefits which, if adopted, could increase our liability for damages in future litigation. Additionally, there may be changes in the interpretation of existing laws or the passage from time to time of new legislation that may adversely affect our claims exposure on our policies.

Additional income taxes may adversely affect our results

The Internal Revenue Service (“IRS”) recently completed an examination of our federal income tax returns for the years 1996 through 1999. On August 2, 2002, the IRS issued its Examination Report, in which it proposed adjustments to deductions in connection with certain of our group annuity contracts. The proposed adjustments would result in additional taxes payable by us for tax years 1996 through 1999. We believe we have a strong position and that the IRS’ principal proposed adjustments are without merit. Should the IRS prevail on its proposed adjustments, however, the amount of the adjustments would be deductible by us in taxable years subsequent to 1999. Accordingly, in the event the IRS were to prevail, we estimate that we would incur and record an additional charge, net of federal income tax, of not more than $25 million relating to these proposed adjustments. We are preparing a written protest to be filed with the Appeals Office of the IRS to contest the adjustments proposed in the Examination Report, and will take such other actions as we deem necessary and appropriate to contest the proposed adjustments. Although we believe that we have adequately provided for the ultimate outcome of this examination, and therefore do not expect a material adverse effect on our results of operations or financial condition, no assurance can be given that we will prevail.

Our business is subject to litigation risk

We are a plaintiff or defendant in actions arising out of our insurance business and investment operations. We are from time to time involved in various governmental and administrative proceedings. While the outcome of any pending or future litigation cannot be predicted, as of the date hereof, we do not believe that any pending litigation will have a material adverse effect on our results of operations and financial condition. However, no assurances can be given that such litigation would not materially and adversely affect our results of operations and financial condition.

Other companies in the life insurance industry have been subject to substantial litigation resulting from claims disputes and other matters. Most recently, such companies have faced extensive claims, including class-action lawsuits, alleging improper life insurance sales practices. Negotiated settlements of such class-action lawsuits have had a material adverse effect on the results of operations and financial condition of certain of these companies. We are not and have not been a defendant in any such class-action lawsuit alleging improper sales practices. However, such class-action lawsuits, if brought against us, could materially adversely affect our results of operations and financial condition.

We may be exposed to environmental liability from our commercial mortgage loan and real estate investments

Unexpected environmental liabilities could materially adversely affect our results of operations and financial condition. Under the laws of certain states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of cleanup. In some states, such a lien has priority over the lien of an existing mortgage against such property. In addition, under the laws of some states and under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), we may be liable in certain circumstances, as an “owner” or “operator,” for costs associated with releases or threatened releases of hazardous substances at a property securing a commercial mortgage loan held by us, regardless of whether or not the release or threatened release was caused by the related obligor on such loan. We also risk such liability arising out of foreclosure of a mortgaged property securing a commercial mortgage loan owned by us. The Asset Conservation, Lender Liability and Deposit Insurance Act of 1996 and certain analogous state laws provide for a safe harbor for secured lenders from liabilities under CERCLA and analogous state environmental laws when a lender forecloses and sells the real estate securing the loan, provided the secured lender satisfies safe harbor provisions, including but not limited to selling the real estate at the earliest practicable, commercially reasonable time, at commercially reasonable terms, taking into account market conditions and legal regulatory requirements.” Although this safe harbor provides significant protection to secured lenders, there are circumstances in which actions taken could expose us to CERCLA liability. Application of various federal and state environmental laws (including but not limited to real property transfers) other than CERCLA could also result in the imposition of liability on us for costs associated with environmental conditions.

We routinely conduct environmental assessments for real estate being acquired for our investment portfolio. As a commercial mortgage lender, we customarily conduct environmental assessments prior to making commercial mortgage loans secured by real estate and before taking title through foreclosure to real estate collateralizing delinquent commercial mortgage loans held by us. Based on our environmental assessments, we believe that any compliance costs associated with environmental laws and regulations or any remediation of affected properties would not have a material adverse effect on our results of operations or financial condition. However, we cannot provide assurance that material compliance costs will not be incurred by us.

Risks Related to the Offering of the Notes

We will depend primarily on dividends from Standard Insurance Company to repay the Notes

The Notes will be solely the obligation of StanCorp Financial Group, Inc. As a holding company, our ability to pay our obligations, including the Notes, will depend primarily upon the receipt of dividends from Standard. If Standard is limited in its ability to pay dividends to us in the future, this could impair our ability to pay interest and principal due on the Notes.

Standard’s ability to pay dividends to us is regulated under Oregon law. Under Oregon law, without the approval of the Director of the Department of Consumer and Business Services of the State of Oregon (the “Director”), Standard may pay dividends only from the earned surplus arising from its business. It must receive the prior approval of the Director to pay a dividend, if such dividend, together with other dividends or distributions made within the preceding twelve months, would exceed a certain statutory limitation. The current statutory limitation is the greater of (a) 10% of Standard’s combined capital and surplus as of December 31 of the preceding year and (b) the net gain from operations after dividends to policyholders and federal income taxes and before capital gains or losses for the twelve-month period ending on the December 31 last preceding, in each case determined under statutory accounting practices. Oregon law gives the Director broad discretion to disapprove requests for dividends in excess of these limits. The amount available for payment of dividends by Standard without approval of the Director is $126.9 million in 2002, of which $50 million was paid in the first quarter of 2002.

Our subsidiaries are separate and distinct legal entities and will have no obligations, contingent or otherwise, to pay any dividends or make any other distribution (except for payments required pursuant to the terms of any intercompany indebtedness) to us or to otherwise pay amounts due or to make specific funds available for such payments with respect to the Notes. Various financing arrangements, regulatory restrictions, charter provisions and other instruments may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

The Notes will be subordinated to any of our secured indebtedness and effectively will be subordinated to all indebtedness and liabilities of our subsidiaries

As a holding company, we conduct substantially all of our operations through our subsidiaries. Claims of holders of the Notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries. Therefore, in the event of the bankruptcy, liquidation or dissolution of one of our subsidiaries, following payment by that subsidiary of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. In the event of a default under our subsidiaries’ credit facilities, their creditors could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable prior to any distributions by any such subsidiaries to us to pay interest or principal due on the Notes. In addition, if we caused a subsidiary to pay a dividend to enable us to make payments in respect of the Notes, and that transfer was deemed a fraudulent transfer or unlawful distribution, the holders of the Notes could be required to return the payment to (or for the benefit of) creditors of such subsidiary. Additionally, the Notes also will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing that debt. As of June 30, 2002, our subsidiaries had $9.9 million of debt outstanding, and we had $81.9 million of borrowings outstanding under our revolving credit agreement, which has been guaranteed in full by StanCorp Mortgage Investors and guaranteed by Standard to the extent the borrowings exceed $20 million.

There currently exists no market for the Notes and we cannot assure you that an active trading market will develop.

Prior to this offering, there has been no market for the Notes. We have been informed by the underwriters that they intend to make a market in the Notes after the offering is completed. However, the underwriters may cease their market-making at any time without notice. The liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by many factors, including changes in the overall market for debt securities generally or the interest of securities dealers in making a market in the Notes and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. We cannot assure you than an active public market will develop for the Notes.

USE OF PROCEEDS

The net proceeds from this offering, after deducting the underwriting discount and commissions and estimated expenses payable by us, will be approximately $246.2 million. We intend to use approximately $200 million of the net proceeds in connection with the acquisition by Standard of the group disability and group life insurance business of TIAA. See “Where You Can Find More Information.” We will use the remaining net proceeds for general corporate purposes, including payment of our annual dividends to shareholders and a modest level of on-going share repurchases.

Of the $200 million of net proceeds to be used in connection with the TIAA transaction, we will use approximately $75 million to pay a ceding commission and the remainder will be used to acquire investments to support Standard’s risk-based capital requirements at our target level of 275% of the regulatory action level. We have borrowed approximately $80 million under our credit line, which had a weighted-average interest rate of 2.5% at June 30, 2002, in anticipation of completing the TIAA transaction and used the proceeds of such borrowings to acquire investments to support the capital requirements of the TIAA transaction. These borrowings will be retired with a portion of the net proceeds of the sale of the Notes.

Pending these uses, the proceeds will be invested in securities and commercial mortgage loans that are similar in nature to and of approximately the same quality and maturities as those currently held in our investment portfolios.

CAPITALIZATION

The table below shows our capitalization on a consolidated basis at June 30, 2002. The table also shows adjustments to our capitalization to reflect this offering. You should refer to the financial statements in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, which is incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.”

	As of June 30, 2002
	Actual	As Adjusted
	(in millions)
Short-term debt(1):	$81.9	$—

Long-term debt:
6.875% Senior Notes due 2012	—	250.0
Other debt	9.9	9.9

Total debt	91.8	259.9

Shareholders’ equity:
Preferred stock, no par, 100 million shares authorized, none issued	—	—
Common stock, no par, 300 million shares authorized, 29.7 million issued	693.6	693.6
Accumulated other comprehensive income	52.4	52.4
Retained earnings	290.1	290.1

Total shareholders’ equity	1,036.1	1,036.1

Total debt and shareholders’ equity	$1,127.9	$1,296.0

(1)	Represents borrowings under our line of credit, with weighted average interest rate of 2.5% at June 30, 2002.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges:

	Six Months Ended June 30, 2002	Years Ended December 31
		2001	2000	1999	1998	1997
Ratio of earnings to fixed charges(1)	39.5x	39.3x	33.9x	57.9x	56.2x	54.3x
Pro forma ratio of earnings to fixed charges(2)	7.4x	7.8x

(1)
Calculated as earnings divided by fixed charges, where earnings consist of income from continuing operations before income taxes; plus fixed charges; less capitalized interest. Fixed charges consist of interest, including capitalized interest on all indebtedness; amortization of debt issuance cost and that portion of rental expense which we believe to be representative of an interest factor.

(2)
The pro forma ratio of earnings to fixed charges reflects adjustments to the historical ratio to give effect to (i) the offering of the Notes and (ii) the application of the proceeds thereof to the repayment of our short-term debt under our line of credit, which had a weighted average interest rate of 2.5% at June 30, 2002, as if such transactions had occurred at the beginning of the periods presented. The pro forma ratio does not give effect to any other pro forma events.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected consolidated financial information for the five years ended December 31, 2001, and for the six months ended June 30, 2002 and 2001. You should read this selected consolidated financial information in conjunction with our consolidated financial statements and notes that are contained in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Reports on Form 10-Q for the three and six months ended March 31, 2002 and June 30, 2002, respectively, which are incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.” The information for the interim periods is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, which are, in our opinion, necessary for a fair statement of these periods. The interim results of operations may not be indicative of the results for the full year.

	Six Months Ended June 30,		Years Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(Dollars in millions, except share data)
Income Statement Data:
Revenues:
Premiums	$668.6	$604.1	$1,231.7	$1,102.0	$959.2	$892.8	$827.5
Net investment income	182.1	171.4	348.6	358.4	336.7	322.9	302.6
Net capital gains (losses)	(20.7)	(0.1)	—	(1.8)	0.4	11.6	11.8
Other	3.0	2.2	5.1	4.1	3.0	3.4	2.6

Total revenues	833.0	777.6	1,585.4	1,462.7	1,299.3	1,230.7	1,144.5

Benefits and expenses:
Policyholder benefits (1)	575.2	536.4	1,095.7	1,019.9	910.1	879.0	836.7
Operating expenses (2)	180.7	160.4	325.2	301.7	263.7	240.8	210.9
Reorganization expenses (3)	—	—	—	—	4.5	6.1	—

Total benefits and expenses	755.9	696.8	1,420.9	1,321.6	1,178.3	1,125.9	1,047.6

Income before income taxes	77.1	80.8	164.5	141.1	121.0	104.8	96.9
Income taxes	27.6	28.6	58.5	46.4	41.1	35.3	33.0

Net income	$49.5	$52.2	$106.0	$94.7	$79.9	$69.5	$63.9

Per Common Share: (4)
Basic net income	$1.67	$1.68	$3.47	$2.97	$1.73
Basic net income, pro forma (5)	—	—	—	—	2.37
Diluted net income	1.65	1.67	3.44	2.95	1.72
Diluted net income, pro forma (5)	—	—	—	—	2.37
Dividends (6)	—	0.14	0.30	0.27	0.12

	June 30,		December 31,
	2002	2001	2001	2000	1999	1998	1997
	(Dollars in millions)
Balance Sheet Data:
General account assets	$6,572.1	$5,849.1	$6,257.8	$5,766.9	$4,864.8	$4,610.4	$4,243.0
Separate account assets	1,056.9	1,107.1	1,019.2	1,092.7	992.3	668.5	483.3

Total assets	7,629.0	6,956.2	7,277.0	6,859.6	5,857.1	5,278.9	4,726.3
Total liabilities	6,592.9	6,007.5	6,303.3	5,935.2	5,017.2	4,439.6	3,994.3
Total equity	1,036.1	948.7	973.7	924.4	839.9	839.3	732.0
Statutory Data—Standard Insurance Company:
Net gain from operations after dividends and taxes (7)	$49.4	$44.2	$126.8	$44.6	$115.7	$93.9	$38.7
Capital and surplus	607.5	547.0	631.7	507.6	506.7	392.9	302.2

(1)	Includes policyholder benefits and interest paid on policyholder funds.
(2)	Includes operating expenses, commissions and bonuses, premium taxes and other, and the net increase in deferred policy acquisition costs.
(3)
Represents costs relating to the plan of reorganization under which Standard converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of StanCorp, effective on April 21, 1999.

(4)
Basic net income per share is computed using the weighted average number of common shares outstanding and diluted net income per share includes common stock equivalents, including stock options, assumed outstanding during the period.

(5)	Pro forma weighted-average shares outstanding for 1999, basic and diluted, are as if our April 21, 1999 initial public offering had occurred on January 1, 1999.
(6)	Beginning in 2002, dividends, if declared, will be paid annually rather than quarterly.
(7)	Before net capital gains or losses.

DESCRIPTION OF NOTES

The following description of the Notes offered by this prospectus supplement supplements the description of the general terms and provisions of the Notes set forth in the accompanying prospectus (the Notes are referred to in that prospectus as the “senior debt securities”). You should carefully read the entire prospectus and prospectus supplement to understand fully the terms of the Notes. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth in the accompanying prospectus.

General

The Notes are a single series of senior debt securities issued by us under the indenture dated as of September 25, 2002, between us and U.S. Bank National Association, as supplemented, which is more fully described in the accompanying prospectus. The Notes are unsecured and will rank equally with all of our other senior, unguaranteed and unsubordinated debt. As of June 30, 2002, we had $81.9 million of senior unsubordinated debt outstanding, which has also been guaranteed in full by StanCorp Mortgage Investors and guaranteed by Standard to the extent that these borrowings exceed $20 million. In addition, our subsidiaries had $9.9 million of debt outstanding, which effectively is senior to the Notes with respect to the assets of these subsidiaries. The indenture does not limit the amount of Notes that we may issue or the amount of debt that we may incur in the future.

The maximum principal amount of the Notes that we will issue initially is $250 million. The Notes will mature on October 1, 2012. We have the option to redeem the Notes prior to their stated maturity on the terms described below; holders of the Notes do not have any similar option to require us to redeem the Notes before their stated maturity. The Notes will not be entitled to the benefit of any sinking fund.

We will pay interest on the Notes at an annual rate of 6.875% from the date of issuance. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semiannually on each April 1 and October 1, beginning April 1, 2003, to the persons in whose names the Notes are registered at the close of business on the preceding March 15 or September 15, respectively, except that any interest payable upon maturity or any earlier redemption of the Notes will be payable to the person to whom the principal of the Note is payable.

Optional Redemption

We may redeem the Notes, in whole at any time or in part from time to time at our option, at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed to the redemption date plus the greater of:

•	100% of the principal amount of the Notes to be redeemed; and

•
the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 45 basis points.

In no event will the redemption price of the Notes ever be less than 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Securities to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any date of redemption, the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

“Quotation Agent” means Goldman, Sachs & Co. or another Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means Goldman, Sachs & Co. and its successors and, at our option, other nationally recognized investment banking firms that are primary dealers of U.S. government securities in New York City. If any of the foregoing ceases to be a primary dealer of U.S. government securities in New York City, we must substitute another primary dealer of U.S. government securities.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

Certain Covenants

You should carefully read the section entitled “Description of Debt Securities — Certain Covenants of StanCorp” in the accompanying prospectus for a description of covenants applicable to the Notes. Compliance with these and any additional covenants with respect to the Notes may not be waived by the trustee in most instances unless the holders of not less than a majority in aggregate principal amount of all the Notes consent to such waiver.

Modification and Waiver

You should carefully read the section entitled “ Description of Debt Securities — Modification of the Indenture” in the accompanying prospectus for a complete description of the modification and waiver provisions applicable to the Notes. Generally, we and the trustee may modify or amend the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the Notes affected by any such modification. In addition, the holders of not less than a majority in aggregate principal amount of the Notes may waive our compliance with certain restrictive provisions contained in the indenture that are applicable to the Notes. You should note that there are certain instances in which we and the trustee may modify or amend the indenture without the consent of any holders of the Notes.

Book-Entry System; Delivery and Form

General.    The Notes will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, “Global Security” refers to the global security or global securities representing the entire issue of the Notes. The Global Security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. (“Cede”) as DTC’s nominee. Except in the limited circumstances described below, the Notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. We understand as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in the Global Security.

DTC.    DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants (“Participants”) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”). Persons who are not Participants may beneficially own Notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of Notes may be reflected (1) for investors who are Participants, in the records of DTC, (2) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (3) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a Participant or an Indirect Participant. Each of the underwriters is a Participant or an Indirect Participant.

Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Security will trade in DTC’s same-day funds settlement system until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the holders thereof under the Indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of Notes.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the Notes to pledge such Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be affected by the lack of a physical certificate for such Notes.

Payment of principal of and interest on the Notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, we understand that it is the practice of DTC to credit the Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If we redeem less than all of the Notes, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each Participant in the Notes to be redeemed.

We understand that under existing industry practices, if we request holders of the Notes to take action, or if an owner of a beneficial interest in a Note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (2) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of Notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

If an event of default by us specified in the Indenture has occurred and is continuing and all principal and accrued interest in respect of the Notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed by us within 90 days, we will issue individual certificated Notes in definitive form in exchange for the Global Security. In addition, we may at any time determine not to have the Notes represented by the Global Security, and, in such event, will issue individual certificated Notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated Notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated Notes registered in its name. Individual certificated Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal and interest on the Notes will be made by us in immediately available funds. The Notes will trade in DTC’s same-day funds settlement system until maturity, and secondary market trading activity in the Notes therefore will be required by DTC to settle in immediately available funds.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the Notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$175,000,000
Credit Suisse First Boston Corporation	25,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	25,000,000
U.S. Bancorp Piper Jaffray Inc.	25,000,000

Total	$250,000,000

The underwriters are committed to take and pay for all of the Notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of Notes. If all the Notes are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.

The Notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.8 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking and commercial banking transactions with us.

FORWARD-LOOKING STATEMENTS

Statements made in this prospectus supplement, the accompanying prospectus and the documents described under “Where You Can Find More Information,” which are not based on historical facts, are “forward-looking” and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such “forward-looking” statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include, without limitation, statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions and financial performance, and are identified by words such as “believes,” “expects,” “intends,” “may,” “will,” “should,” “anticipates,” or the negative of those words or other comparable terminology. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are providing this cautionary statement to identify important factors that could cause actual results to differ materially from those anticipated. The following factors, in addition to those discussed elsewhere in this prospectus supplement, the accompanying prospectus and the documents described under “Where You Can Find More Information,” could cause results to differ materially from management expectations as suggested by such “forward-looking” statements:

•	adequacy of reserves established for future policy benefits;

•	claims experience and deterioration in morbidity, mortality and persistency;

•	events of terrorism, natural disasters, or other catastrophic occurrences;

•	availability and adequacy of reinsurance and catastrophe reinsurance coverage;

•	potential charges resulting from membership in a catastrophe reinsurance pool;

•	changes in interest rates or the condition of the national economy;

•	successful integration of acquired blocks of business;

•	asset credit quality and delinquencies on bonds and commercial mortgage loans illiquidity;

•	mortgage loans illiquidity;

•	asset concentration in California;

•	competition from other insurers and financial services companies;

•	changes in financial strength ratings;

•	changes in the regulatory environment at the state or federal level;

•	the outcome of our protest with the Internal Revenue Service;

•	adverse findings in litigation or other legal proceedings;

•	environmental liability exposure resulting from mortgage loan and real estate investments;

•	receipt of dividends from our subsidiaries;

•	ability to achieve financing objectives;

•	adequacy of the diversification of geographic or industry risk;

•	adequacy of matching between assets and liabilities;

•	achievement of financial objectives, including premium growth, growth in earnings, growth in assets under management, or other growth objectives;

•	ability to attract and retain employee benefits sales representatives and managers; and

•	achievement of expense management objectives.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

LEGAL MATTERS

The validity of the Notes will be passed upon for StanCorp by Michael T. Winslow, Vice President, General Counsel and Secretary of the Company, and Stoel Rives LLP, Portland, Oregon. Certain legal matters will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. From time to time, LeBoeuf, Lamb, Greene & McRae, L.L.P. has provided legal services to StanCorp and certain of its subsidiaries. LeBoeuf, Lamb, Greene & MacRae, L.L.P. will rely as to all matters of Oregon law upon the opinions of Michael T. Winslow and Stoel Rives LLP.

$1,000,000,000

STANCORP FINANCIAL GROUP, INC.

Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants

We may offer and sell from time to time senior debt securities, subordinated debt securities, common stock, preferred stock or warrants. We will provide specific terms of the offering and sale of these securities in supplements to this prospectus. These terms will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. You should read this prospectus and any supplement carefully before you invest.

Our common stock is traded on the New York Stock Exchange under the symbol “SFG.” Our principal executive offices are located at 1100 SW Sixth Avenue, Portland, Oregon 97204 and our telephone number is (503) 321-7000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement relating to the securities offered.

The date of this prospectus is July 23, 2002.

You should rely only on the information contained in or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the applicable prospectus supplement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, utilizing a “shelf” registration, or continuous offering, process. Under this shelf registration process, we may issue and sell any combination of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $1,000,000,000. We may offer any of the following securities: senior debt securities, subordinated debt securities, common stock, preferred stock and warrants.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the accompanying prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

As used in this prospectus, “StanCorp,” “we,” “us,” and “our” refer to StanCorp Financial Group, Inc. and its subsidiaries, unless the context otherwise requires.

THE COMPANY

StanCorp was incorporated under the laws of Oregon in 1998 as a parent holding company. Our significant subsidiaries include Standard Insurance Company (“Standard”); The Standard Life Insurance Company of New York; StanCorp Mortgage Investors, LLC (“StanCorp Mortgage Investors”); and StanCorp Investment Advisers, Inc. We are based in Portland, Oregon, and through our subsidiaries have operations throughout the United States.

Our largest subsidiary, Standard, underwrites group and individual disability and annuity products, and life and dental insurance for groups. Standard, founded in 1906, is domiciled in Oregon and licensed in 49 states, the District of Columbia and the U.S. Territory of Guam. Standard is an admitted reinsurer in the state of New York. The Standard Life Insurance Company of New York was organized in 2000, and is licensed to provide long term and short term disability, life, and accidental death and dismemberment insurance for groups in New York. The Standard is a service mark of StanCorp and its subsidiaries and is used as a brand mark and marketing name by Standard and The Standard Life Insurance Company of New York. We now have the authority to underwrite insurance products in all 50 states.

Our other subsidiaries provide complementary financial and management services. StanCorp Mortgage Investors has developed recognized expertise in originating, underwriting and servicing small commercial mortgage loans for the investment portfolios of the insurance subsidiaries, as well as generating fee income from the origination and servicing of commercial mortgage loans sold to institutional investors. StanCorp Mortgage Investors began operations in 1996 and, as of March 31, 2002, was servicing $2.04 billion in mortgage loans for subsidiaries of StanCorp and $519.4 million in mortgage loans for other institutional investors. StanCorp Investment Advisers, Inc. is an SEC registered investment adviser providing performance analysis, fund selection support and model portfolios to our retirement plan clients.

For additional information concerning our business and affairs, including our capital requirements and external financing plans, pending legal and regulatory proceedings, and descriptions of certain laws and regulations to which we are subject, prospective purchasers should refer to the documents incorporated by reference that are listed under the caption “Where You Can Find More Information.”

USE OF PROCEEDS

Unless we specify otherwise in an accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes. General corporate purposes may include additions to working capital or the financing of possible acquisitions.

The net proceeds may be invested temporarily until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges:

	Years Ended December 31,					Three Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
Ratio of earnings to fixed charges	54.3x	56.2x	57.9x	33.9x	39.3x	40.7x	46.2x

For the purpose of computing the ratio of earnings to fixed charges:

Earnings are defined as:

•	income from continuing operations before income taxes;

•	plus fixed charges; and

•	less capitalized interest.

Fixed charges are defined as the sum of the following:

•	interest, including capitalized interest, on all indebtedness;

•	amortization of debt issuance cost; and

•	that portion of rental expense which we believe to be representative of an interest factor.

We had no shares of preferred stock outstanding for any period presented. As a result, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this prospectus, we are authorized to issue up to 300,000,000 shares of common stock and 100,000,000 shares of preferred stock. As of June 30, 2002, we had 29,725,464 shares of common stock and no shares of preferred stock outstanding. We have reserved 500,000 shares of preferred stock for issuance as Series A Preferred Shares under our shareholder rights plan as described below.

The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our articles of incorporation, bylaws, the Oregon Business Corporation Act and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

Common Stock

Voting Rights.    Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provision of the articles of amendment creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Dividends.    Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock. Beginning in 2002, our board of directors approved paying annual, rather than quarterly, dividends to shareholders. The declaration and payment of dividends in the future is subject to the discretion of the board of directors and it is anticipated that annual dividends will be paid in December of each year depending on our financial position, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends by Standard and the ability of our insurance subsidiaries to maintain adequate capital and other factors deemed relevant by the board of directors.

Rights upon Liquidation.    In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

Non-Assessable.    All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer and issue under this prospectus will also be fully paid and non- assessable.

No Preemptive Rights.    Holders of common stock are not entitled to preemptive purchase rights in future offerings of our common stock.

Listing.    Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “SFG.” Any additional common stock we issue under this prospectus will also be listed on the NYSE.

Preferred Stock

Our board of directors can, without approval of our shareholders, issue one or more series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series. If we offer a series of preferred stock, we will describe the specific terms of that series in a prospectus supplement, including:

•	the title of the series of preferred stock and the number of shares offered;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible into any other securities, and the terms and conditions of any such conversion;

•	the liquidation preference of the preferred stock; and

•	any additional rights, preferences and limitations of the preferred stock.

The description of the terms of a series of preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the articles of amendment relating to that series of preferred stock. The registration statement of which this prospectus forms a part will include the articles of amendment as an exhibit or as a document incorporated by reference.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Any preferred stock will, when issued, be fully paid and non-assessable.

Antitakeover Provisions

Certain provisions in our articles of incorporation, bylaws and our shareholder rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. Certain provisions of the Oregon Business Corporation Act and the insurance laws in Oregon and New York may also have an antitakeover effect.

Classified Board of Directors; Removal.    Our articles of incorporation provide that our board of directors is divided into three classes as nearly equal in number as possible. The directors of each class are elected for three–year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of shareholders. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes continuity of existing management. Our articles of incorporation also provide that directors may be removed only for cause at a meeting of shareholders called expressly for that purpose. This provision may have the effect of slowing or impeding a change in membership of the board of directors that would effect a change of control of StanCorp.

Filling of Vacancies on the Board.    Our articles of incorporation provide that the number of directors shall be not less than nine nor more than 21, and within such limits the exact number shall be fixed and increased or decreased from time to time by resolution of the board of directors. Any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by the board of directors, the remaining directors if less than a quorum (by the vote of a majority thereof) or by a sole remaining director. If the vacancy is not so filled, it shall be filled by the shareholders at the next annual meeting of shareholders. The shareholders are not permitted to fill vacancies between annual meetings. These provisions give incumbent directors significant authority that may have the effect of limiting the ability of shareholders to effect a change in management.

Supermajority Voting Requirement.    The provisions of our articles of incorporation governing the number of directors and the filling of vacancies and restricting the removal of directors without cause may not be amended, altered, changed or repealed unless the amendment is approved by the vote of holders of 70% of the shares then entitled to vote at an election of directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the Oregon Business Corporation Act for the repeal or amendment of such provisions of the articles of incorporation. Our bylaws may be amended by the board of directors or by the vote of holders of 70% of the shares then entitled to vote. These provisions make it more difficult for a person to remove or amend provisions having an antitakeover effect.

Advance Notice Requirements; Action by Written Consent.    Our bylaws provide for certain advance notice requirements for shareholder proposals and nominations for director. In addition, under our articles of incorporation and bylaws, action may not be taken by written consent of shareholders without a meeting unless such written consents are signed by all shareholders entitled to vote on the action to be taken. These provisions make it more procedurally difficult for a shareholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a shareholder will seek to take independent action to replace directors or with respect to other matters that are not supported by management for shareholder vote.

Ability to Issue Preferred Stock.    As discussed above, our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to authorized but unissued shares of preferred stock and could issue that stock in either private or public transactions. Preferred stock could be issued for the purpose of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Rights Plan.    The board of directors has adopted a shareholder rights plan under which the board of directors declared a dividend of one Right for each outstanding share of common stock. Each Right entitles the registered holder to purchase from StanCorp one one-hundredth of a share of Series A Preferred Shares at a purchase price, subject to adjustment, initially set at $118.75. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between StanCorp and ChaseMellon Shareholder Services, Inc., as Rights Agent. Although the material provisions of the Rights Agreement have been accurately summarized, the statements below concerning the Rights Agreement are not necessarily complete, and in each instance reference is made to the Rights Agreement itself, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Each statement is qualified in its entirety by such reference.

Initially, the Rights are attached to the certificates representing outstanding shares of common stock, and no separate Rights certificates will be distributed. The Rights will separate from the common stock at the Distribution Date, which is defined to occur upon the earlier of:

•	the close of business on the tenth day after the first public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire from shareholders, beneficial ownership of 15% or more of the outstanding common stock (an “Acquiring Person”), or

•
the close of business on the tenth day after the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person, as such periods may be extended pursuant to the Rights Agreement.

Until the Distribution Date, (1) the Rights will be evidenced by and will be transferred with and only with such common stock certificates, (2) new common stock certificates will contain a legend incorporating the Rights Agreement by reference, and (3) the surrender for transfer of any certificate for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of its adoption, which is April 20, 2009, unless earlier redeemed by StanCorp as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date, and thereafter the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the board of directors, only common stock issued prior to the time the Rights become exercisable or issued upon exercise or conversion of rights, warrants, options or convertible securities issued prior to the time the Rights become exercisable will be issued with Rights.

In the event that any person becomes an Acquiring Person, each holder of a Right shall thereafter have the right to receive, upon exercise, in lieu of Series A Preferred Shares, common stock (or, in certain circumstances, cash, property or other securities of StanCorp) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable as described in this paragraph until such time as the Rights are no longer redeemable by StanCorp as set forth below. Notwithstanding any of the foregoing, if any person becomes an Acquiring Person all Rights that are or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will become null and void.

In the event that, at any time following the Distribution Date, (1) StanCorp is acquired in a merger or other business combination transaction in which StanCorp is not the surviving corporation or in which shares of common stock are exchanged for stock or other securities or property, or (2) 50% or more of StanCorp’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

The purchase price payable, the number of one one-hundredths of a share of Series A Preferred Shares or other securities or property issuable upon exercise of the Right and the number of Rights outstanding, are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares or the common stock,

•
if holders of the Series A Preferred Shares are granted certain rights, options or warrants to subscribe for Series A Preferred Shares or convertible securities at less than the current market price of the Series A Preferred Shares,

•	if holders of common stock are granted certain rights, options or warrants to subscribe for common stock or convertible securities at less than the current market price of the common stock or

•
upon the distribution to holders of Series A Preferred Shares or common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price or the number of shares of Series A Preferred Shares issuable upon exercise of a Right will be required until cumulative adjustments would require an increase or decrease of at least one percent in the purchase price or number of shares for which a Right is exercisable. No fractional shares of Series A Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Shares) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading date prior to the date of exercise.

At any time until the earlier of (1) 10 days (or longer if extended pursuant to the terms of the Rights Agreement) after a person becomes an Acquiring Person and (2) the termination of the Rights Agreement, StanCorp may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, common stock or other consideration), appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof. Immediately upon the action of the board of directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

At any time after a public announcement that a person has become an Acquiring Person, the board of directors may exchange the Rights (other than Rights owned by such person or group which become void), in whole or in part, for shares of common stock or common stock equivalents, or any combination thereof, at an exchange ratio of one share of common stock (or such number of common stock equivalents or units representing fractions thereof having the same value as one share of common stock), per Right (subject to adjustment). Immediately upon the action of the board of directors ordering the exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of such Rights will be to exchange such Rights for the amount of securities determined in accordance with the exchange ratio.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of StanCorp, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to StanCorp, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of StanCorp or for common stock of the acquiring company as set forth above.

The Series A Preferred Shares will be nonredeemable. The Series A Preferred Shares may rank on a lower priority in respect of the preference as to dividends and the distribution of assets with other classes or series of StanCorp’s preferred stock. Each share of Series A Preferred Shares will be entitled to an aggregate of 100 times the cash and noncash (payable in kind) dividends and distributions (other than dividends and distributions payable in common stock) declared on the common stock. In the event of liquidation, the holders of Series A Preferred Shares will be entitled to receive a liquidation payment in an amount equal to 100 times the payment made per share of common stock, plus an amount equal to declared and unpaid dividends and distributions thereon before any distribution may be made to the holders of shares of stock ranking junior to the Series A Preferred Shares. In the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series A Preferred Shares will be entitled to receive 100 times the amount received per share of common stock. The dividend and liquidation rights of the Series A Preferred Shares are protected by antidilution provisions. Each share of Series A Preferred Shares will be entitled to 100 votes (subject to certain adjustments) on all matters submitted to the shareholders.

The shareholder rights plan is designed to protect shareholders of StanCorp in the event of unsolicited offers to acquire StanCorp and other coercive takeover tactics which, in the opinion of the board of directors, could impair its ability to represent shareholder interests. The provisions of the Shareholder Rights Plan may render an unsolicited takeover of StanCorp more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer StanCorp’s shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the shareholders.

Oregon Control Share Statutes.    StanCorp is subject to the Oregon Control Share Act (the “Control Share Act”). The Control Share Act generally provides that a person (the “Acquiror”) who acquires voting stock of an Oregon corporation in a transaction (other than a transaction in which voting shares are acquired from the issuing public corporation) that results in the Acquiror holding more than 20%, 33-1/3% or 50% of the total voting power of the corporation (a “Control Share Acquisition”) cannot vote the shares it acquires in the Control Share Acquisition (“control shares”) unless voting rights are accorded to the control shares by (1) the holders of a majority of the outstanding voting shares and (2) the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiror and shares held by StanCorp’s officers and inside directors. This vote would be required at the time an Acquiror’s holdings exceeded 20% of the total voting power, and again at the time the Acquiror’s holdings exceeded 33-1/3% and 50%, respectively. The term “Acquiror” is broadly defined to include persons acting as a group.

The Acquiror may, but is not required to, submit to StanCorp a statement setting forth certain information about the Acquiror and its plans with respect to StanCorp. The statement may also request that StanCorp call a special meeting of the shareholders to determine whether voting rights will be accorded to the control shares. If the Acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders that is held more than 60 days after the date of the Control Share Acquisition. If the Acquiror’s control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised “fair value” of their shares, which may not be less than the highest price paid per share by the Acquiror for the control shares.

Business Combinations Under Oregon Law.    StanCorp is also subject to certain provisions of the Oregon Business Corporation Act that govern business combinations between corporations and interested shareholders (the “Business Combination Act”). The Business Combination Act generally provides that if a person or entity acquires 15% or more of the outstanding voting stock of an Oregon corporation (an “Interested Shareholder”), the corporation and the Interested Shareholders, or any affiliated entity of the Interested Shareholders, may not engage in certain business combination transactions for three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include:

•	a merger or plan of share exchange with or caused by the Interested Shareholders;

•
any sale, lease, mortgage or other disposition of the assets of the corporation to or with an Interested Shareholder where such assets have an aggregate market value equal to 10% or more of the aggregate market value of such corporation’s assets or outstanding capital stock;

•	certain transactions that result in the issuance or transfer of capital stock of the corporation to the Interested Shareholders; and

•	receipt by the Interested Shareholder of the benefit of any loan, guarantee or any other financial benefit, except proportionately as a shareholder of the corporation.

These restrictions do not apply if:

•	the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation

(disregarding shares owned by directors who are also officers and certain employee benefit plans);

•
the board of directors approves the business combination or the transaction that resulted in the shareholder becoming an Interested Shareholder before the Interested Shareholder acquires 15% or more of the corporation’s voting stock; or

•
the board of directors and the holders of at least two–thirds of the outstanding voting stock of the corporation not owned by the Interested Shareholder approved the business combination after the Interested Shareholder acquires 15% or more of the corporation’s voting stock.

The Control Share Act and the Business Combination Act will have the effect of encouraging any potential acquiror to negotiate with the board of directors and will also discourage potential acquirors unwilling to comply with the provisions of these laws. These laws make us less attractive for takeover.

Fair Price Provision.    Our articles of incorporation further provide that if a person or entity acquires, directly or indirectly, beneficial ownership of 15% or more of the outstanding voting stock of StanCorp (a “Substantial Shareholder”), StanCorp and the Substantial Shareholder or any affiliate of the Substantial Shareholder may not engage in certain business combination transactions without the approval of at least 70% of the outstanding voting shares unless:

•
two-thirds of the directors who served on the board of directors immediately prior to the time when such person or entity became a Substantial Shareholder have approved, in advance, the transaction that caused such person or entity to become a Substantial Shareholders;

•
two-thirds of the directors who served on the board of directors immediately prior to the time when such person or entity became a Substantial Shareholder have approved such business combination with the Substantial Shareholder; or

•	certain equal price criteria are met.

Business combinations under this provision are generally of the same types as those covered by the Business Combination Act.

Restrictions on Acquisitions of Securities.    StanCorp owns all of the outstanding shares of capital stock of Standard Insurance Company and The Standard Life Insurance Company of New York. Under the Oregon demutualization statute, neither a person nor a group of persons acting in concert may acquire, through public offering, exchange or subscription rights or otherwise, more than 5% of the shares of capital stock of StanCorp or any subsidiary thereof (including Standard) during the five year period ending April 21, 2004 (five years after the demutualization of Standard), except with the approval of the Director of the Oregon Department of Consumer and Business Services (the “Oregon Department”). In addition, Oregon and New York laws applicable to StanCorp generally provide that no person may seek to acquire control of StanCorp, and thus indirect control of our insurance subsidiaries, without the prior approval of the Oregon Department and the New York Superintendent of Insurance. Generally, any person who directly or indirectly owns, controls, holds with power to vote, or holds proxies representing 10% or more of StanCorp’s voting securities would be presumed to have acquired such control, unless the Oregon Department and the New York Superintendent of Insurance upon application determine otherwise.

DESCRIPTION OF DEBT SECURITIES

General

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement. We will also indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. Unless otherwise specified in a prospectus supplement, the debt securities will be our direct, unsecured obligations.

We will issue the debt securities under an indenture or indentures between us and a commercial bank or trust company, or other duly qualified trustee, as trustee (each, a “Trustee”). Our senior debt securities will be issued under a Senior Indenture and our subordinated debt securities will be issued under a Subordinated Indenture. The Senior Indenture and the Subordinated Indenture, as amended or supplemented from time to time, are sometimes referred to individually as an “Indenture” and collectively as the “Indentures.” We have summarized select portions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read these Indentures for provisions that may be important to you.

We are a holding company. We derive substantially all of our income from our operating subsidiaries. As a result, our cash flows and consequent ability to service our obligations, including our debt securities, are dependent upon the earnings of our subsidiaries, and distributions of those earnings to us, and other payments or distributions of funds by our subsidiaries to us, including payments to us of principal and interest under intercompany indebtedness. Our subsidiaries are separate and distinct legal entities and will have no obligations, contingent or otherwise, to pay any dividends or make any other distribution (except for payments required pursuant to the terms of intercompany indebtedness) to us or to otherwise pay amounts due or to make specific funds available for such payments with respect to our debt securities. Various financing arrangements, regulatory restrictions, charter provisions and other instruments may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Except to the extent that we or our creditors have a priority or equal claim as a creditor directly against our subsidiaries, payments due on the debt securities effectively will be subordinated to the debt and preferred stock of the subsidiaries because, as the common shareholder of those subsidiaries, we will be subject to the prior claims of their creditors. In addition, our subsidiary, StanCorp Mortgage Investors, has guaranteed all of the obligations outstanding from time to time under our revolving credit agreement, and our subsidiary, Standard Insurance Company, has guaranteed these obligations to the extent they are in excess of $20 million. Our revolving credit agreement provides for $100 million of loans through May 31, 2003, when it terminates. As of June 30, 2002, our subsidiaries had approximately $10 million of debt outstanding. As of June 30, 2002, approximately $82 million was outstanding under our revolving credit agreement. Our debt securities effectively will also be subordinated to any of our secured indebtedness to the extent of any such security. Furthermore, our obligations with respect to any subordinated debt securities will be subordinate and junior in right of payment to our obligations under our senior debt, including the senior debt securities.

Terms

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an officer’s certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series.

We can issue an unlimited amount of debt securities under the Indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement the aggregate principal amount and the specific terms of a particular series of debt securities being offered, including the following:

•	the title of the debt securities and whether they are senior debt securities or subordinated debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•
the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, premium and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•
the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	any provisions relating to any security provided for the debt securities;

•
any addition to or change in the events of default described in this prospectus or in the Indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the Indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the Indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the Indenture as it applies to that series; and

•	any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

For subordinated debt securities, the applicable prospectus supplement will also describe (a) our right, if any, to extend the interest payment periods and the duration of such extension and (b) the subordination terms of our subordinated debt securities.

In addition, the Indenture allows us to issue convertible debt securities. If we issue convertible debt securities, they will be convertible into securities registered under the registration statement of which this prospectus forms a part. Any conversion provisions of a particular series of debt securities will be set forth in the officer’s certificate or supplemental indenture relating to that series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock, preferred stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the Indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

The Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder. Our bylaws require authorization by the board of directors in order for us to borrow money or otherwise incur debt. The Indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction or in the event of a change of control.

Subordination

The Subordinated Indenture provides that our subordinated debt securities are subordinate and junior in right of payment to all of our Senior Indebtedness (as defined below) as provided in the Subordinated Indenture. Unless otherwise provided in the applicable prospectus supplement, the payment of principal of, interest on and all other amounts owing in respect of the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of principal of, interest on and all other amounts owing in respect of all our Senior Indebtedness.

Upon any distribution of our assets to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of and premium, if any, and interest due or to become due on, all Senior Indebtedness must be paid in full before the holders of our subordinated debt securities are entitled to receive or retain any payment. The rights of the holders of our subordinated debt securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on our subordinated debt securities are paid in full.

The term “Senior Indebtedness” shall mean, unless otherwise specified in one or more applicable supplemental indentures or approved pursuant to a board resolution in accordance with the Subordinated Indenture, with respect to us:

(1)  the principal (including redemption payments), premium, if any, interest and other payment obligations in respect of (A) our indebtedness for money borrowed and (B) our indebtedness evidenced by securities, debentures, bonds, notes or other similar instruments issued by us, including any such securities issued under any deed, indenture or other instrument to which we are a party (including, for the avoidance of doubt, indentures pursuant to which senior debt securities have been or may be issued);

(2)  all of our capital lease obligations;

(3)  all of our obligations issued or assumed as the deferred purchase price of property, all of our conditional sale obligations, all of our hedging agreements and agreements of a similar nature thereto and all agreements relating to any such agreements, and all of our obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4)  all of our obligations for reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

(5)  all obligations of the type referred to in clauses (1) through (4) above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise;

(6)  all obligations of the type referred to in clauses (1) through (5) above of other persons secured by any lien on any of our property or assets (whether or not such obligation is assumed by us); and

(7)  any deferrals, amendments, renewals, extensions, modifications and refundings of all obligations of the type referred to in clauses (1) through (6) above, in each case whether or not contingent and whether outstanding at the date of effectiveness of the Subordinated Indenture or thereafter incurred, except, in each case, for the subordinated debt securities and any such other indebtedness or deferral, amendment, renewal, extension, modification or refunding that contains express terms, or is issued under a deed, indenture or other instrument which contains express terms, providing that it is subordinate to or ranks equal with the subordinated debt securities.

Such senior indebtedness shall continue to be senior indebtedness and be entitled to the benefits of the subordination provisions of the Subordinated Indenture irrespective of any amendment, modification or waiver of any term of such senior indebtedness and notwithstanding that no express written subordination agreement may have been entered into between the holders of such senior indebtedness and the trustee or any of the holders of subordinated debt securities.

Unless otherwise noted in the accompanying prospectus supplement, if we default in the payment of any principal of (or premium, if any) or interest on any Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default is cured or waived or ceases to exist, we will make no direct or indirect payment (in cash, property, securities, by set-off or otherwise) in respect of the principal of or interest on the subordinated debt securities or in respect of any redemption, retirement, purchase or other requisition of any of the subordinated debt securities.

In the event of the acceleration of the maturity of any subordinated debt securities, the holders of all senior debt securities outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due on the senior debt securities before the holders of the subordinated debt securities will be entitled to receive any payment of principal (and premium, if any) or interest on the subordinated debt securities.

If any of the following events occurs, we will pay in full all Senior Indebtedness before we make any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, to any holder of subordinated debt securities:

•	any dissolution or winding-up or liquidation or reorganization of StanCorp, whether voluntary or involuntary or in bankruptcy, insolvency or receivership;

•	any general assignment by us for the benefit of creditors; or

•	any other marshaling of our assets or liabilities.

In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness has been paid in full. If any payment or distribution under the subordinated debt securities is received by the Trustee of any subordinated debt securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full.

The Subordinated Indenture does not limit the aggregate amount of Senior Indebtedness which may be issued. As of June 30, 2002, we had approximately $82 million of Senior Indebtedness outstanding.

As our subordinated debt securities will be issued by us, the subordinated debt securities effectively will be subordinate to all obligations of our subsidiaries, and the rights of our creditors, including holders of the subordinated debt securities, to participate in the assets of such subsidiaries upon liquidation or reorganization will be junior to the rights of the holders of all preferred stock, indebtedness and other liabilities of such subsidiaries, which may include trade payables, obligations to banks under credit facilities, guarantees, pledges, support arrangements, bonds, capital leases, notes and other obligations.

Form, Exchange, Registration and Transfer

Each series of debt securities will be issued in registered form and, unless otherwise specified in the applicable prospectus supplement, will be represented by one or more global certificates. If not represented by one or more global certificates, you may present debt securities for registration of transfer (with, if so required, a duly executed written instrument or instruments of transfer) or exchange, at the office of the registrar or at the office of any transfer agent designated for such purpose with respect to any series of debt securities and referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. If a prospectus supplement refers to any transfer agent (in addition to the registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities.

In the event of any partial redemption, we shall not be required to (1) issue, register the transfer of or exchange any debt security during a period beginning at the opening of business 15 days before any selection for redemption of debt securities of like tenor and of the series of which such debt security is a part, and ending at the close of business on the earliest date in which the relevant notice of redemption is deemed to have been given to all holders of debt securities of like tenor and of such series to be redeemed and (2) register the transfer of or exchange any debt securities so selected for redemption, in whole or in part. We will be required to register the unredeemed portion of any debt security being redeemed in part.

Paying Agents and Payment

Unless otherwise indicated in the applicable prospectus supplement, the Trustee will act as paying agent with respect to the debt securities. We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for each series of the respective debt securities.

Unless otherwise indicated in the prospectus supplement or unless the debt securities are represented by one or more global certificates, principal of and any premium and interest, if any, on debt securities will be payable, subject to any applicable laws and regulations, at the office of the paying agent for such debt securities except if we decide that your payments on the debt securities may be made:

•
by checks mailed by the Trustee on the relevant payment date to the holders of the debt securities entitled to the payments at their registered addresses as specified in the register for such debt securities, or

•
to a holder of $1,000,000 or more in aggregate principal amount of debt securities who has delivered a written request to the Trustee at least 14 days before the relevant payment date, electing to have payments made by wire transfer of immediately available funds to a designated account in the United States.

However, the payment of principal with respect to any debt security will be made only upon surrender of such debt security to the Trustee. Unless otherwise indicated in the prospectus supplement, payment of interest on any debt security on any interest payment date will be made to the person in whose name such debt security (or predecessor security) is registered at the close of business on the regular record date for such interest payment.

All moneys paid by us to a paying agent for the payment of the principal of or premium, if any, or interest on any debt security of any series that remain unclaimed at the end of two years after such principal, premium, if any, or interest shall have become due and payable will be repaid to us. Thereafter the holder of such debt security will look only to us and not to a paying agent for payment of such debt security.

Modification of the Indenture

The Indenture contains provisions permitting us and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of each series which are affected by the modification, to modify the Indenture or any supplemental indenture affecting that series or the rights of the holders of that series of debt securities. No such modification may, however, without the consent of the holder of each outstanding debt security affected thereby:

•
extend the fixed maturity of any debt securities of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof;

•	reduce the amount of principal of an original issue discount debt security or any other debt security payable upon acceleration of the maturity thereof;

•	change the currency in which any debt security or any premium or interest is payable;

•	impair the right to enforce any payment on or with respect to any debt security;

•	adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, any debt security (if applicable);

•
reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

•	reduce the requirements contained in the Indenture for quorum or voting; or

•	modify any of the above provisions.

In addition, we and the Trustee may execute, without the consent of any holder of debt securities (including the debt securities being offered hereby), any supplemental indenture for certain other usual purposes, including the creation of any new series of debt securities.

Events of Default

The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an “Event of Default” with respect to each series of debt securities:

•	default for 30 days in payment of interest on any debt security of such series;

•
default in payment of principal or premium, if any, on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise;

•	default in other covenants (other than those specifically relating to one or more other series) for 90 days after notice;

•
certain defaults with respect to our debt (other than the debt securities or other non-recourse debt) in any aggregate principal amount in excess of $30 million consisting of the failure to make any payment at maturity or that results in acceleration of the maturity of such debt; or

•	certain events in bankruptcy, insolvency or reorganization.

The holders of a majority in aggregate outstanding principal amount of any series of the debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for that series. Either the Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any particular series of the debt securities may declare the principal due and payable immediately upon an Event of Default with respect to such series. In the case of an Event of Default involving certain events in bankruptcy, insolvency or reorganization, however, acceleration is automatic. The holders of a majority in aggregate outstanding principal amount of such series may annul such declaration and waive an Event of Default if it has been cured and a sum sufficient to pay all matured installments of interest and principal and any premium has been deposited with the Trustee.

The holders of a majority in aggregate outstanding principal amount of all series of the debt securities issued under the Indenture and affected thereby may, on behalf of the holders of all the debt securities of such series, waive any past default, except a default in the payment of principal, premium, if any, or interest. We are required to file annually with the Trustee a certificate as to whether or not we are in compliance with all the conditions and covenants under the Indenture.

Consolidation, Merger and Sale

We may not (1) merge with or into or consolidate with another corporation or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to any other corporation, and (2) no corporation may merge with or into or consolidate with us unless:

•	immediately prior to and immediately after giving effect to such transaction, no Event of Default has occurred and is continuing;

•	we are the surviving corporation or the corporation formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than us, is incorporated in the United State of America or Canada and has expressly assumed by supplemental indenture all our obligations under the debt securities and the Indenture; and

•	we deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Indenture.

Certain Covenants of StanCorp

Under the terms of the Indenture, except as otherwise specified in a prospectus supplement with respect to a particular series of debt securities, we will be subject to the following additional covenants:

Limitation on Liens.    So long as any debt securities are outstanding, neither we nor any of our subsidiaries will create, assume, incur or guarantee any debt which is secured by any mortgage, pledge, lien, security interest or other encumbrance on any capital stock of:

•	Standard;

•	any successor to substantially all of the business of Standard which is also our subsidiary; or

•	any corporation having direct or indirect control of Standard or any such successor.

However, this restriction will not apply if the debt securities then outstanding are secured at least equally and ratably with the otherwise prohibited secured debt so long as it is outstanding.

Limitations on Dispositions of Stock of Certain Subsidiaries.    So long as any debt securities are outstanding and subject to the provisions of the Indenture regarding mergers, consolidations and sales of assets, neither we nor any of our subsidiaries will sell or otherwise dispose of any shares of capital stock (other than preferred stock having no voting rights of any kind) of:

•	Standard;

•	any successor to substantially all of the business of Standard which is also our subsidiary; or

•	any corporation having direct or indirect control of Standard or any such successor;

Except for, in each case, a sale or disposition:

•	to our wholly owned subsidiary;

•	for at least fair value (as determined by our board of directors acting in good faith); or

•	to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at our request or the request of any of our subsidiaries.

Defeasance and Discharge

We may discharge certain obligations to holders of any series of debt securities issued under the Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or U.S. government obligations as trust funds in an amount certified by a nationally recognized firm of independent accounts to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of (and premium, if any) and interest on such debt securities, and (b) delivering to the Trustee an opinion of counsel stating that the holders of debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge, and will be subject to federal income tax on the same amount, and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred.

In addition to discharging certain obligations under the Indenture as stated above, we will be deemed to have paid and discharged the entire indebtedness on the debt securities of such series if we satisfy the conditions in either of the two preceding paragraphs, except for the requirement of the opinion of counsel referred to in the immediately preceding paragraph, and if:

(1)  we deliver to the Trustee an opinion of counsel stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or, since the date of the Indenture, there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and (b) such deposit shall not result in us, the Trustee or the trust resulting from the defeasance being deemed an “investment company” under the Investment Company Act of 1940, as amended; and

(2)  no event or condition shall exist that would prevent us from making payments of the principal of (and premium, if any) or interest on the debt securities on the date of such deposit or at any time during the period ending on the ninety-first day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

In the event of any such defeasance and discharge of debt securities of such series, holders of debt securities of such series would be able to look only to such trust fund for payment of principal of (and premium, if any) and interest, if any, on the debt securities of such series.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

The Trustee, before default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after default, shall exercise the same degree of care as a prudent person would exercise in the conduct of his or her own affairs. Subject to this, the Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of debt securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Assignment

The Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The Indenture provides that it may not be assigned by the parties thereto.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of preferred or common stock, either independently or together with other securities. Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company. You should refer to the warrant agreement relating to the specific warrants being offered for the complete terms of such warrant agreement and the warrants.

Each warrant will entitle the holder to purchase the number of shares of our preferred or common stock at the exercise price set forth in, or calculable as set forth in any applicable prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in any applicable prospectus supplement. After the close of business on the expiration date of the warrant, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in any applicable prospectus supplement.

BOOK-ENTRY SYSTEM

Unless otherwise stated in the applicable prospectus supplement, book-entry securities for our stock and debt securities will be issued in the form of a global security and deposited with The Depository Trust Company, New York, New York (“DTC”). This means that we will not issue security certificates to each holder. One or more global securities will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant’s accounts. This eliminates the need to exchange security certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC’s book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

We will wire dividends, principal and interest payments to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any Paying Agent will have no direct responsibility or liability to pay amounts due on the global securities to beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any dividends, payment of principal or interest, to credit Direct Participant’s accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global securities and voting by participants, as is the case with securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

According to DTC, the foregoing information with respect to DTC has been provided to the Direct Participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Securities represented by a global certificate will be exchangeable for definitive securities with the same terms in authorized denominations only if:

•
DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary in not appointed by us within 90 days; or

•	we determine to discontinue use of DTC’s book-entry system; or

•
an event of default occurs and is continuing with respect to the debt securities under the Indenture, and the holders of a majority in aggregate principal amount of the debt securities determine to discontinue use of DTC’s book-entry system.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We have no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways: (1) through underwriters or dealers; (2) directly to a limited number of institutional purchasers or to a single purchaser; or (3) through agents. Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended, and any discounts or commissions they receive from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to us from such sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	the public offering price; and

•	any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are so purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The securities may be sold directly by us or through agents designated by us from time to time. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If dealers are utilized in the sale of any securities, we will sell the securities to the dealers, as principals. Any dealer may resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the securities being offered.

Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms,” acting as principals for their own accounts or as our agents, as applicable. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act of 1933, as amended, in connection with the securities remarketed thereby.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set forth in the applicable prospectus supplement, plus, if applicable, accrued interest pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of such contracts.

Underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Each series of securities will be a new issue and, other than the common shares, which are listed on the New York Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common shares, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

The place, time of delivery and other terms of the offered securities will be described in the prospectus supplement.

LEGAL OPINIONS

Stoel Rives LLP, Portland, Oregon, will pass upon the validity of the offered securities for us. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement, but the registration statement also contains or incorporates by reference additional information and exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC’s toll-free telephone number at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies, such as us, that file documents with the SEC electronically. The documents can be found by searching the EDGAR Archives of the SEC electronically.

The SEC allows us to “incorporate by reference” the information that we file with the SEC which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and you should read it with the same care. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents previously filed with the SEC:

1.	our Annual Report on Form 10-K for the year ended December 31, 2001;

2.	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

3.	our Current Report on Form 8-K dated May 29, 2002; and

4.	our Proxy Statement dated March 29, 2002.

We are also incorporating by reference all additional documents that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 between the date of the initial filing of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the time that all of the securities registered are sold.

You may request a free copy of these filings by writing or telephoning us at the following address:

StanCorp Financial Group, Inc
Attention: Investor Relations
1100 SW Sixth Avenue
Portland, Oregon 97204
Telephone: (503) 321-7097

You should rely only on the information incorporated by reference or provided in this prospectus or any applicable prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial position, results of operations and prospects may have changed since those dates.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Prospectus

$250,000,000

StanCorp Financial
Group, Inc.

6.875% Senior Notes
due 2012

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Credit Suisse First Boston

Merrill Lynch & Co.

U.S. Bancorp Piper Jaffray